Points International Ltd.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on May 5, 2016

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
9. Complete this form of proxy in accordance with the above instructions and return it in the enclosed prepaid envelope to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 so that it arrives no later than Tuesday, May 3, 2016 at 9:00 a.m., Eastern Time, or, if the meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting is reconvened.

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Proxies submitted must be received by 9:00 a.m., Eastern Time, on May 3, 2016.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- Smartphone? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We, being holder(s) of common shares of Points International Ltd. hereby appoint: Robert MacLean, Chief Executive Officer, or failing him, Christopher Barnard, the President of the Corporation

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Points International Ltd. to be held at the Metro Toronto Convention Centre, Room 205D, 255 Front Street, Toronto, Ontario M5V 2W6 on May 5, 2016 at 9:00 a.m. and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Bernay Box	☐	☐	02. Christopher Barnard	☐	☐	03. Michael Beckerman	☐	☐
04. Douglas Carty	☐	☐	05. Bruce Croxon	☐	☐	06. Robert MacLean	☐	☐
07. John Thompson	☐	☐	08. David Adams	☐	☐	09. Craig Miller	☐	☐

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2. Appointment of Auditors

For ☐ Withhold ☐

Vote FOR or WITHHOLD for the appointment of KPMG LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

Management recommends that you vote **FOR** the appointment of KPMG LLP.

3. Amendments to Articles of Incorporation and Determining the Number of Directors

For ☐ Against ☐

Special resolution amending articles of incorporation and authorizing determination of the number of directors, the full text of which is set out in the Management Information Circular of the Corporation dated March 2, 2016 (the "Amendment Resolution").

The Board believes that the foregoing amendments to the articles of incorporation are in the best interests of the Corporation and unanimously recommends that you vote **FOR** the Amendment Resolution.

4. Confirmation of By-Law No. 4 of the Corporation for Advance Notice Requirement

For ☐ Against ☐

Ordinary resolution confirming By-Law No. 4 of the Corporation for advance notice requirement, the full text of which is set out in the Management Information Circular of the Corporation dated March 2, 2016 (the "Advance Notice By-Law Resolution").

The Board believes that By-Law No. 4 is in the best interests of the Corporation and unanimously recommends that you vote **FOR** the Advance Notice By-Law Resolution.

5. Adoption of New Stock Option Plan

For ☐ Against ☐

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Ordinary resolution adopting new stock option plan, the full text of which is set out in the Management Information Circular of the Corporation dated March 2, 2016 (the "Option Plan Resolution").

The Board believes that the new stock option plan is in the best interests of the Corporation and unanimously recommends that you vote **FOR** the Option Plan Resolution.

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

POAQ 225280 AR2